[redacted]

09042127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DELAER: GEORGESON SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD MULLINS 312 735 7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

125 High St (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 9/17

OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On August 17, 2009 (Date), before me, Shannon Spencer (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Berry Mullins (Name(s) of Signer(s)),

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s). or the entity upon behalf of which the person(s) acted, executed the instrument.

SHANNON JOANN SPENCER
Commission # 1676705
Notary Public - California
Los Angeles County
My Comm. Expires Jun 20, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Shannon J Spencer
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 6/30/09 Number of Pages: 2

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________
☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Georgeson Securities Corporation (the "Company") at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 19, 2009

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2009

Assets	
Cash	$ 2,509,560
Cash segregated for regulatory purposes	8,103,606
Accounts receivable, net of allowance for returned tenders of $23,457	768,958
Prepaid and other assets	33,753
Total Assets	$11,415,877
Liabilities and stockholder's equity	
Payable to affiliates	$ 813,456
Amounts owed to customers	5,250,209
Other liabilities	1,662,298
Total liabilities	$ 7,725,963
Stockholder's equity	
Common stock, $0.01 par value; 200 shares authorized, issued or outstanding	2
Additional paid-in capital	149,998
Retained earnings	3,539,914
Total stockholders equity	3,689,914
Total liabilities and stockholder's equity	$11,415,877

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2009

Revenue	
Fee Income	$13,849,195
Interest income	428,414
Total revenue	14,277,609
Expenses	
Brokerage commissions	188,773
Compensation and Benefits	4,524,821
General and administrative expenses	800,547
Management and overhead expenses	970,637
Occupancy expenses	470,607
Technology and printing expenses paid to affiliates	980,476
Transfer agent expenses	993,660
Total Expenses	8,929,521
Income before income taxes	5,348,088
Current Income tax expense	2,375,424
Net Income	$2,972,664

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2009

	Common Stock		Paid-In	Retained	Total
	Shares	**Amount**	**Capital**	**Earnings**	
Balance July 1, 2008	200	$ 2	$149,998	$9,967,249	$10,117,249
Dividend Paid				(9,400,000)	(9,400,000)
Net Income	0	0	0	2,972,664	2,972,664
Balance, June 30, 2009	200	$ 2	$149,998	$3,539,913	$ 3,689,913

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities	
Net Income	$2,972,664
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in cash segregated for regulatory purposes	2,519,942
Decrease in short term security	4,086,877
Increase by payment to parent	6,526,566
Decrease in accounts receivable, net	1,317,846
Decrease in prepaid and other assets	633
Increase in amounts owed to customers	(9,189,561)
Increase in accrued expenses and other liabilities	(168,183)
Net cash provided by operating activities	8,066,784
Cash flows from financing activities	
Dividend Paid	(9,400,000)
Net cash used by financing activities	(9,400,000)
Net decrease in cash	(1,333,216)
Cash	
Beginning of period	3,842,776
End of period	2,509,560
Supplemental cash flow information	
Income taxes paid	$2,375,424

The accompanying notes are an integral part of these financial statements.

1. General

Georgeson Securities Corporation (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Georgeson Inc. (the "Parent"), the ultimate Parent of which is Computershare Limited, a publicly-held Australian corporation.

The company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of ("FINRA") the Financial Industry Regulatory Authority. The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Fee income earned on a shareholder transaction is accrued at the end of the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions and the related clearing charges are recorded on an accrual basis, based on trade date.

Income Taxes

The Company accounts for income taxes under the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities, if any, are determined based on differences between the financial reporting and tax basis of assets and liabilities.

On July 13, 2006, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN48"). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company adopted FIN 48 on July 1, 2007. The adoption has not had a significant effect on the Company's financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) are considered to approximate the reported value due to their short-term nature.

3. Accounts Receivable and Allowance for Returned Tenders

All shareholder transactions are cleared through the Company's clearing broker, Broadcort Capital Division of Merrill Lynch. Accounts receivable represent unpaid fees earned on shareholder transactions. Accounts receivable are reported net of an allowance for returned tenders on the Statement of Financial Condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Related Party Transactions

In accordance with an expense sharing agreement with the Company, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company through an intercompany account. For the year ended June 30, 2009 the shared services charged back to the Company totaled $970,637. Utilities and other property related expenses recharged back to the Company totaled $470,607.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities, and technology services provided by affiliates to the Company. For the year ended June 30, 2009, mailing and printing costs charged back to the Company totaled $179,501. Infrastructure and system support charges totaled $800,975.

In addition to the above, the Company has a revenue agreement with an affiliate regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $993,660 and are included in the transfer agent expenses on the Statement of Income.

The benefit expenses for the employees of the Company are paid for by the Parent of the Company. The Parent has established certain qualified retirement plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred approximately $84,000 in expense as its matching contribution to the plan for the year ended June 30, 2009.

In addition to providing retirement benefits, the Parent provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of approximately $353,000 for the year ended June 30, 2009.

All intercompany transaction with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

6. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2009, the Company had net capital of $2,887,202 which was $2,637,202 in excess of its required net capital of $250,000. At June 30, 2009, the Company had aggregate debit items of $0.

7. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax benefit for the year ended June 30, 2009 consists of the following:

Current	
Federal	$1,612,087
State and Local	763,337
Income Tax Expense	$2,375,424

The effective tax rate differs from the Federal statutory rate of 35% primarily due to the effect of state and local taxes.

8. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

9. Liabilities Subordinated to Claims of General Creditors

The Company has no borrowings under subordination agreements at June 30, 2009.

10. Segregated Cash

Cash of $8,103,606 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

11. Subsequent Events

Subsequent events have been evaluated through August 19, 2009, the date of the Report of the Independent Auditors. No significant events were identified by management.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009

Schedule I

Net capital	
Total stockholder's equity	$3,689,914
Deductions	
Non-allowable assets:	
Accounts Receivable net of allowance for returned tenders	768,958
Prepaid and other assets	33,753
Net Capital	$ 2,887,202
Combined Aggregate Debit Items	$ 0
Computation of Alternative net capital requirement	
Minimum required net capital (the greater of $250,000 or 2% of Combined aggregate debit items)	$ 250,000
Excess net capital over minimum required	$2,637,202

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited June 30, 2009 Form X-17a-5, as dated July, 24, 2009.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009 — Schedule II

Free credit balances in customers' securities accounts	$	5,250,209
Market value of securities in excess of 40 calendar days and which have not been confirmed		0
Total Credits		5,250,209
Total Debits		0
Excess of total credits over total debits		5,250,209
Amount held on deposit in Reserve Bank Account	$	8,103,606

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's unaudited June 30, 2009 Form X-17a-5, as dated July, 24, 2009.

Georgeson Securities Corporation
Information relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
As of June 30, 2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3. $ 0

   A. Number of Items -

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ 0

   A. Number of Items -

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Georgeson Securities Corporation:

In planning and performing our audit of the financial statements of Georgeson Securities Corporation (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Since the Company does not extend credit to its customers to purchase securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

PRICEWATERHOUSECOOPERS

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 19, 2009

Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2009

Georgeson Securities Corporation
Index
June 30, 2009